

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Erik Young
Senior Vice President, Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re: PBF Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-35764**

Dear Mr. Young:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation